SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              Dated October 10, 2003



                             MILLEA HOLDINGS, INC.
                (Translation of Registrant's name into English)
               Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                             Tokyo 100-0004, Japan
                    (Address of principal executive offices)



             Indicate by check mark whether the Registrant files or
               will file annual reports under cover of Form 20-F
                                 or Form 40-F:
                          Form 20-F [X] Form 40-F [ ]


                Indicate by check mark whether the Registrant by
              furnishing the information contained in this form is
                 also thereby furnishing the information to the
                  Commission pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]

                          Table of Documents Submitted

Item
----

1. Announcement regarding share repurchases from the market dated October 10, 2003.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        KABUSHIKI KAISHA MILLEA HOLDINGS
                                        (Millea Holdings, Inc.)


October 10, 2003                       By:      /s/ TETSUYA UNNO
                                        ----------------------------------------
                                            General Manager of Corporate Legal
                                              and Risk Management Department

                                                                        ITEM 1.

(English translation)

October 10, 2003
                                        Millea Holdings, Inc.
                                        5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo
                                        TSE code number: 8766

            Announcement regarding share repurchases from the market
            --------------------------------------------------------


Millea Holdings, Inc. announced today that it has repurchased its own shares from the market, pursuant to Article 210 of the Commercial Code, as detailed below.

1. Period in which repurchases were made: From September 10, 2003 through October 9, 2003.

2.   Number of shares repurchased: 4,390 shares.

3.   Aggregate purchase price of shares: 5,810,280,000 yen.

4.   Method of repurchase: Purchased through the Tokyo Stock Exchange.

(For reference)

1. Details of the resolution made at the 1st ordinary general meeting of shareholders held on June 27, 2003 are as follows.

(a)  Class of shares to be repurchased: Common stock of Millea Holdings, Inc.

(b) Aggregate number of shares to be repurchased: Up to 120,000 shares. (Represents approximately 6.5% of the shares outstanding.)

(c)  Aggregate purchase price of shares: Up to 100 billion yen.

2.   Status as of October 10, 2003.

(a)  Aggregate number of shares repurchased: 32,737 shares.

(b)  Aggregate purchase price of shares: 38,299,449,000 yen.

For further information, please contact:
Masayuki Ito
General Manager and Group Leader
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341